FRANKLIN ELECTRONIC PUBLISHERS INC

Filing Type:	SC 13D/A
Description:	Amended General Statement of Beneficial Ownership
Filing Date:
Period End:	N/A

Primary Exchange:	New York Stock Exchange
Ticker:	FEP

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SC 13D/A

*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)(1)

Franklin Electronic Publishers, Inc.

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(Name of Issuer)

Common Stock, No Par Value

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(Title of Class of Securities)

353515-10-9

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(CUSIP Number)

Carla Volpe Porter, Esq., Renaissance Technologies Corp.

800 Third Avenue, New York, New York 10022

(212) 486-6780

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 1999

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(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this

schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person\'s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

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(1) Amendment No. 12 for James H. Simons. Amendment No. 9 for Bermuda Trust

Company Limited and The Bank of Bermuda.

CUSIP No. 353515-10-9

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1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

Bermuda Trust Company Limited, as Trustee

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2 Check the Appropriate Box If a Member of a Group

a. |_|

b. |_|

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3 SEC Use Only

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4 Source of Funds

00

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5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to

Items 2(d) or 2(e) |_|

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6 Citizenship or Place of Organization

Bermuda

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                           7        Sole Voting Power
  Number of                              1,684,638
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                1,684,638
    With                            -------------------------
                           10       Shared Dispositive Power

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11 Aggregate Amount Beneficially Owned by Each Reporting Person

1,684,638

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12 Check Box If the Aggregate Amount in Row (11) Excludes Certain

Shares |_|

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13 Percent of Class Represented By Amount in Row (11)

21.3%

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14 Type of Reporting Person

CO

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CUSIP No. 353515-10-9

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1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

The Bank of Bermuda Limited

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2 Check the Appropriate Box If a Member of a Group

a. |_|

b. |_|

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3 SEC Use Only

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4 Source of Funds

00

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5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to

Items 2(d) or 2(e) |_|

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6 Citizenship or Place of Organization

Bermuda

                           7        Sole Voting Power
  Number of                              1,684,638
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                1,684,638
    With                            -------------------------
                           10       Shared Dispositive Power

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11 Aggregate Amount Beneficially Owned by Each Reporting Person

1,684,638

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12 Check Box If the Aggregate Amount in Row (11) Excludes Certain

Shares |_|

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13 Percent of Class Represented By Amount in Row (11)

21.3%

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14 Type of Reporting Person

BK; CO

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CUSIP No. 353515-10-9

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1 Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

James H. Simons

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2 Check the Appropriate Box If a Member of a Group

a. |_|

b. |_|

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3 SEC Use Only

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4 Source of Funds

N/A

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5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to

Items 2(d) or 2(e) |_|

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6 Citizenship or Place of Organization

U.S.A.

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                           7        Sole Voting Power
  Number of                              14,754
   Shares                           -------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                            -------------------------
  Reporting                9        Sole Dispositive Power
   Person                                14,754
    With                            -------------------------
                           10       Shared Dispositive Power

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11 Aggregate Amount Beneficially Owned by Each Reporting Person

14,754

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12 Check Box If the Aggregate Amount in Row (11) Excludes Certain

Shares |_|

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13 Percent of Class Represented By Amount in Row (11)

.2%

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14 Type of Reporting Person

IN

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This Amendment to Schedule 13D relating to shares of Common Stock ("Franklin Shares") of Franklin Electronic Publishers, Inc. (the "Issuer") is being filed as Amendment No. 12 by Dr. James H. Simons and as Amendment No. 9 by Bermuda Trust Company Limited (the "Trustee"), in its capacity as trustee of (1) The Lord Jim Trust, a trust created under the laws of the Island of Bermuda (the "Trust") for the benefit of Dr. Simons and his family, and (2) certain trusts for the benefit of each of the children of Dr. Simons and their descendants, and the Bank of Bermuda Limited (the "Bank"; referred to herein collectively with Dr. Simons as the "Reporting Persons") in order to report certain changes in their beneficial ownership of Franklin Shares and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Reference is made to the statement on Schedule 13D (the "Schedule 13D") dated December 31, 1986 as amended, for certain information concerning certain capitalized terms not otherwise defined herein.

The Schedule 13D is hereby further amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

The Trust expended $709,082.01 to acquire 135,000 Franklin Shares in a series of open-market purchases between February 19, 1999 and December 23, 1999, all of which was provided out of the Trust\'s general investment funds. The Trust purchased:

  35,000 Franklin Shares for $215,775.00 on February 19, 1999;
  7,000 Franklin Shares for $30,460.01 on November 27, 1999;
  2,400 Franklin Shares for $10,608.00 on November 29, 1999;
  28,000 Franklin Shares for $139,440.00 on November 30, 1999;
  7,000 Franklin Shares for $35,000.00 on December 1, 1999;
  3,300 Franklin Shares for $16,500 on December 8, 1999;
  12,300 Franklin Shares for $61,500.00 on December 9, 1999;
  800 Franklin Shares for $4,000.00 on December 10, 1999;
  8,500 Franklin Shares for $42,500.00 on December 13, 1999;
  2,100 Franklin Shares for $10,500 on December 14, 1999;
  1,900 Franklin Shares for $9,500.00 on December 16, 1999;
  3,700 Franklin Shares for $18,500 on December 17, 1999;
  9,200 Franklin Shares for $45,908.00 on December 21, 1999;
  10,900 Franklin Shares for $54,391.00 on December 22, 1999;
  2,900 Franklin Shares for $14,500.00 on December 23, 1999.

Item 5. Interest in Securities of the Issuer.

(a)/(b)/(d) The interests of the Reporting Persons in Franklin Shares are as follows:

James H. Simons

Dr. Simons directly owns 10,000 Franklin Shares acquired pursuant to the exercise of an option issued under the Issuer's Stock Option Plan. The total number of Franklin Shares of which Dr. Simons may be considered the beneficial owner, for purposes of Section 13D of the Exchange Act is 44,751 (approximately .56% of the total Franklin Shares which would be outstanding if all presently exercisable options beneficially owned by Dr. Simons were exercised).

Renaissance Ventures Corp. is the direct owner of 53 Franklin Shares, of which Dr. Simons is considered a beneficial owner. Dr. Simons exercises sole voting and dispositive powers over such Franklin Shares in his capacity as Chairman of the Board of Directors of Renaissance Ventures Corp.

Dr. Simons is considered the beneficial owner of 4,701 Franklin Shares Dr. Simons holds as custodian under the Uniform Gifts to Minor Acts for the benefit of his minor child, Audrey Simons. Dr. Simons holds sole voting and dispositive powers with respect to such Franklin Shares.

In addition, Dr. Simons is considered a beneficial owner of 29,997 Franklin Shares issuable upon exercise of presently exercisable options to purchase 29,997 Franklin Shares held directly by Dr. Simons, as follows:

An option to purchase 5,259 Franklin Shares, granted on January 2, 1992 under the Issuer\'s Stock Option Plan, became exercisable on July 3, 1992 and expires on January 2, 2002;

A second option to purchase 2,100 Franklin Shares, granted on January 4, 1993 under the Issuer\'s Stock Option Plan, became exercisable on July 5, 1993 and expires on January 4, 2003;

A third option to purchase 2,600 Franklin Shares was granted on January 3, 1994, became exercisable on July 4, 1994 and expires on January 3, 2004

A fourth option to purchase 1,600 Franklin Shares was granted on January 3, 1995, became exercisable on July 4, 1995 and expires on January 3, 2005

A fifth option to purchase 1400 shares was granted on July 27, 1995, became exercisable on January 29, 1996 and expires on July 27, 2005

A sixth option to purchase 3,000 Franklin Shares was granted on January 2, 1996, became exercisable on July 3, 1997 and expires on January 2, 2006

A seventh option to purchase 3,000 Franklin Shares was granted on January 2, 1997, became exercisable on July 3, 1997 and expires on January 2, 2007

An eighth option to purchase 3,000 Franklin Shares was granted on January 2, 1998, became exercisable on July 3, 1998 and expires on January 2, 2008

A ninth option to purchase 3,000 Franklin Shares was granted on January 4, 1999, became exercisable on July 5, 1999 and expires on January 4, 2009

A Tenth option to purchase 3,000 Franklin Shares was granted on January 3, 2000, became exercisable on July 4, 2000 and expires on January 3, 2010

An Eleventh option to purchase 2,000 Franklin Shares was granted on July 19, 2000, became exercisable on January 20, 2001 and expires on July 19, 2010

A Twelfth option to purchase 38 Franklin Shares was granted on July 19, 2000, became exercisable on January 20, 2001 and expires on July 19, 2010

A Thirteenth option to purchase 6,234 Franklin Shares was granted on July 2, 2001, became exercisable on July 3, 2001 and expires on January 2, 2010.

See paragraph (d) of this Item 5 for information concerning the beneficial interest of Dr. Simons in the Trust.

Dr. Simons\' wife is the direct owner of 850 Franklin Shares, holding sole voting and dispositive powers with respect thereto. Three adult children of Dr. Simons are the direct owners, respectively of 4,701, 4,701 and 2,001 Franklin Shares, with each such child holding sole voting and dispositive powers with respect thereto. The inclusion in this statement of the foregoing information regarding Franklin Shares owned by Dr. Simons\' wife and adult children shall not be construed as an admission that Dr. Simons is a beneficial owner of any such Franklin Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

The inclusion of information elsewhere in this joint statement regarding Franklin Shares other than those expressly acknowledged under this caption to be beneficially owned by Dr. Simons shall not be construed as an admission that Dr. Simons is a member of any group which includes any of the other Reporting Persons identified herein or that Dr. Simons is otherwise a beneficial owner of any Franklin Shares except as expressly acknowledged under this caption.

Trustee and Bank

On July 1, 2000, the Trust transferred 1,684,638 Franklin Shares, representing all of the Franklin Shares owned by the Trust to Shining Sea Limited, a subsidiary of the Trust. Also, on July 1, 2000, the Trust transferred 1/4% interests in Shining Sea Limited to each of four trusts (an aggregate 1% interest) established for the benefit of each of Dr. Simons' four children and their descendants (the "Simons Children\'s Trusts"). The Trustee is also trustee for each of the Simons Children\'s Trusts. Accordingly, the Trust is considered the beneficial owner of an aggregate of 1,684,638 Franklin Shares held by Shining Sea Limited (approximately 21.3% of the total number of shares outstanding based on information provided by the Issuer). The Trustee, in its fiduciary capacity as trustee of the Trust, and the Simons Children\'s Trusts, holds the power to vote and dispose of the Franklin Shares held for the Trust and the Simons Children\'s Trusts. The Bank has the power to direct the voting and disposition of such Franklin Shares, by reason of its control over the Trustee through its direct ownership of all of the Trustee\'s voting securities. See Item 6.

The inclusion of information elsewhere in this joint statement regarding Franklin Shares other than those expressly acknowledged under this caption to be beneficially owned by the Trustee and the Bank shall not be construed as an admission that the Trustee and the Bank are members of any group which includes any of the other Reporting Persons identified herein or that the Trustee and the Bank are otherwise beneficial owners of any Franklin Shares except as expressly acknowledged under this caption .

(c) Other than as set forth on this amendment to the Schedule 13D, there have been no transactions involving Franklin Shares effected by the Reporting Persons during the sixty-day period immediately prior to the date hereof. The transactions reported herein were effected by the Trustee for the account of the Trust, and were executed in a private placement transaction with the Issuer.

Item 6. Contracts, Arrangements, Understandings and Relationships with respect to Securities of the Issuer.

The Trustee intends to consult with Sutton Management LLC, an entity controlled by an officer of Renaissance Technologies Corp., which is an affiliate of Dr. Simons, regarding the acquisition, disposition and voting of any securities of Franklin for the account of Shining Sea Limited.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: _______ __, 2001

BERMUDA TRUST COMPANY LIMITED

By: /s/Mary Jane Gutteridge

Name: Mary Jane Gutteridge

Title: Senior Trust Officer

THE BANK OF BERMUDA LIMITED

By: /s/Keith Spengler

Name: Keith Spengler

Title: Senior Trust Officer

/s/James H. Simons

James H. Simons